Mail Stop 6010

June 5, 2006

P. Schaefer Price
President and Chief Executive Officer
Pharmasset, Inc.
303-A College Road East
Princeton, NJ 08540

> **Re: Pharmasset, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2006**
> **File No. 333-133904**

Dear Mr. Price:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note that we have received your request for confidential treatment for certain of your exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

Comments Applicable to the Entire Prospectus

2. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Cover Page

5. Please remove the language "Joint Book-Running Managers" from the cover page.

Summary, page 1

6. Throughout this section and your Management's Discussion and Analysis and Business sections, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. In some places, you do not provide the source of your information. In that regard, please revise your document to indicate the sources of information you have relied on making these statements. Additionally with respect to all of the various statistical and other figures you disclose in the document, please provide us with copies of the sources in which you obtained the statistical and other figures. These copies should be marked to indicate the information supporting your statements.

7. We note that much of the statistical information relating to your potential market relates to the estimated worldwide market. To the extent that you expect to market your product candidates to a smaller market, please revise to highlight the estimate for the market(s) where you expect to market your product candidates.

8. If any of the data you disclose in your prospectus were derived from studies or reports that were performed on your behalf, please so indicate and file any appropriate third party consents.

9. Much of the information presented here is an almost verbatim repetition of the disclosure contained in your Management's Discussion and Analysis and Business sections of your prospectus. For example, the information contained in your "Overview" and "Nucleoside Analog Opportunities in HIV, HBV and HCV" are repeated word for word to disclosure contained in your Management's Discussion and Analysis and Business sections. Please limit your disclosure in the summary in accordance with Item 503 of Regulation S-K. The instruction to Item 503 of Regulation S-K states that the summary should not merely repeat the text of the prospectus, nor should the summary include a lengthy description of your business or all of the detailed information in the prospectus. Please revise this section to provide a brief overview of the company and its drug candidates and key aspects of the offering.

10. Please revise to state that you have a history of losses, quantify the losses for each of the last three years and your accumulated deficit, state that you expect to continue to incur significant operating losses in future periods and state that none of your product candidates has been approved for sale by regulatory authorities.

Our Strategy, page 3

11. We note your summary of the primary objectives for your company for the future. Please balance the discussion of your strategy in the summary with a discussion of obstacles and risks in implementing the stated objectives.

Risk Factors, page 8

"Our product candidates must undergo rigorous clinical trials, the results . . . .," page 9

12. We note your disclosure where you discuss your limited experience in conducting and managing clinical trials necessary to obtain FDA approval or approval by other regulatory authorities. Please consider adding a new separate risk factor that discusses the risks and consequences stemming from your limited experience in conducting and managing clinical trials. In your discussion, please disclose how your experience is limited and provide examples to illustrate your points.

"Delays in clinical trials could result in increased costs to us and delay our . . . ," page 9

   13. You indicate that you may experience difficulties in enrolling patients in your clinical trials. To the extent you expect any difficulties, please explain why. Additionally, to the extent you have experienced difficulties in enrolling patients, please revise your disclosure to briefly explain the difficulties you experienced and the impact it made on your studies or research project.

   14. Describe the common reasons for delays or failures in obtaining regulatory approval to commence a trial.

"Our product candidates may have undesirable side effects…," page 10

   15. To the extent that you are aware of any serious side effects related to the use of your product candidates, please revise your disclosure to describe these side effects.

"We have no sales, marketing or distribution experience. If we decide . . . ," page 12

   16. This risk factor appears to be discussing two separate risks factors, the risk and consequences associated with developing sales and marketing capabilities and the risk of governmental regulation in connection with the marketing of your product candidates. Please ensure that each risk factor only discusses one risk factor and move the discussion pertaining to governmental oversight as a separate risk factor.

"We have incurred net losses since our inception and we anticipate that . . . ," page 13

   17. Please revise this risk factor heading to indicate that your company has no products available or has never had any products available for commercial sale.

"We will require substantial funds in addition to the net proceeds of this . . . ," page 13

   18. You indicate that you may require significant additional financing in the future to fund your operations. We also note your disclosure in the Liquidity and Capital Resources section that you believe your current funds together with the net proceeds will be able to fund your operations for the next 18 months. Please disclose that information in this risk factor.

   19. The second half of the second paragraph of this risk factor discusses the drawbacks of raising additional capital, such as dilution, debt covenants, and the relinquishment of rights. Please move your discussion of these drawbacks to a new, separate risk factor.

"The requirements of being a public company may strain our . . . .," page 14

    20. Please revise to estimate the expected increase in general and administrative expenses.

    21. We note your disclosure that your auditors identified a material weakness under the Interim Standards of the Public Company Accounting Oversight Board. Please revise to include this discussion as a new separate risk factor. Your disclosure should explain the potential consequences if the weakness is not adequately addressed.

"Our success depends in part on our ability to retain and recruit key . . . .," page 14

    22. We note you have employment agreements with certain of your key employees. Please revise to indicate which employees you have agreements with in this risk factor. According to your description of the employment agreements on page 89 such employees are at will employees. Please revise this risk factor to provide that information.

    23. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

    24. In addition, please discuss any aspects of your business that may make you less attractive than other companies to potential employees.

"We will need to increase the size of our organization, and we may . . . .," page 15

    25. You indicate that you plan to hire a significant number of additional employees by the end of 2006. To the extent possible, please quantify the number of employees you plan to hire.

"We and our collaborators depend on third parties to conduct our clinical . . . .," page 16

    26. Please indicate if you have alternative means available if your relationship with the clinical investigators, medical institutions, contract research organizations or any of the other third parties terminate. If any of these parties will be difficult to replace or will cause delays in receiving regulatory approval, identify the party and file any agreements with these parties as exhibits.

"If parties on whom we rely to manufacture our products or product . . . .," page 16

    27. Please identify the suppliers that you or your manufacturers substantially rely on for the production of the compounds you need for preclinical and initial clinical

trial purposes. To the extent you have any formal agreements with them, please provide the material terms of the agreements and file the agreements as exhibit to your document. If you do not have any long term agreements, please disclose this information and disclose when any short-term supply agreements expire.

"We may experience difficulties in entering into contracts on favorable . . . .," page 17

28. Please identify the supplier that manufactures your supply of clevudine. You indicate that you have entered into an agreement with this supplier. Please disclose the expiration date of that agreement. Additionally, in Business section, please provide the material terms of this agreement and file it as an exhibit. Based on the exhibits filed or listed in the table, it does not appear you have filed any agreements with regards to any supply of clevudine. You also indicate that this supplier also provides you with providing you support in certain areas. Please also provide the material terms of that agreement and file the agreement as well. If you do not believe you are required to file these agreements, please provide us with a detailed legal analysis explaining why you believe you are not substantially dependent on them.

"We licensed Racivir, one of our lead product candidates, from Emory . . . ," page 19

29. You indicate that Emory University had subsequently taken the position that some of the rights it granted to you exceeded what was permitted under its agreement with Gilead. Please clarify in what ways Emory University believes, as relayed to you, that it exceeded what was permissible under the agreement with Gilead. Please provide similar disclosure in your description of your agreement with Emory on page 62 of your document.

30. Please also indicate if Gilead has communicated to you or to your knowledge to Emory University about the terms and validity of the Racivir license agreement. If so, please so indicate and describe how such communication could impact your operations.

"If we are unable to obtain and maintain adequate patent protection for . . . ," page 20

31. Please describe your patents for any key products and the expiration date of such patents.

32. In addition, with respect to patents you licensed from third parties, please disclose who has the obligations to take necessary actions to protect patents under your license agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?

"We may be subject to claims that our board members, employees or . . . .," page 22

33. Please expanding this discussion to include the possibly that individuals who are currently affiliated with other pharmaceutical and biotech companies may disclose your trade secrets or other proprietary information, and the potential conflict of interest that may arise given that these board members are members of companies that focus on the same therapeutics areas as you. Additionally, please indicate if you require your board members, senior management and scientific staff to enter into any type of confidentiality agreements.

"The rights we rely upon to protect our unpatented trade secrets may . . . .," page 22

34. You state that a former director and founder of Pharmasset have along with four of your former scientists started a new pharmaceutical company that could compete with you in the future. Please indicate if you have any confidentiality agreements or covenant not to compete agreements with any of these individuals. If so, please disclose the expiration date of those agreements. Please also indicate whether you have confidentiality agreement with any of your employees as well.

35. Please also indicate when these former officers and employees left Pharmasset to start their own pharmaceutical company.

"Our industry is extremely competitive. If our competitors are able . . . .," page 22

36. If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business.

37. Also, you should consider naming your most relevant competitors whose business activities could have a material adverse effect on your prospects or business going forward. If there are too many competitors to name, please disclose the approximate number of competitors in your target markets. We note you have identified some competitors in your Business section.

"Even if we achieve market acceptance for our products, we may. . . .," page 24

38. Please identify the FDA-approved individual and combination products whose patent is expected to expire in the next several years and whom you expect will compete with you. Please also disclose when those patents will expire.

"We may incur significant costs to comply with laws regulating the . . . .," page 25

39. Please indicate if you maintain or intend to obtain any insurance coverage, other than general workers compensation insurance, relating to damage claims arising from your use of hazardous materials. If so, please indicate the coverage amount and any restrictions under the insurance. If you plan on obtaining any coverage in the near future, please so indicate and if the amount you will have to pay to obtain the coverage is material, please disclose that amount.

40. If you have been found to be in violation of any environmental laws or been the subject of any investigations for violations in the past, please revise to include this information in the discussion.

"A significant portion of our total outstanding shares are restricted from . . . .," page 26

41. You indicate that you intend to register all common stock that you may issue under your employee benefit plans after this offering. Please disclose the total number of common stock that may be issued pursuant to your employee benefit plans.

"You will experience immediate and substantial dilution as a result of . . . .," page 27

42. Please revise this risk factor to state that shareholders will contribute ___% of the total amount to fund Pharmasset but will own only ___% of the shares outstanding.

43. You indicate that in the past you have issued certain options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. Please indicate how many options and warrants you have outstanding. Please also indicate the exercise price and the expiration dates for both the options and warrants outstanding. If options and warrants were granted at various exercise prices you may disclose the range of exercise prices and the weighted average exercise price. Additionally, with respect to the warrants, please clarify whether the warrants are callable and, if so, how and when you could call the warrants.

"We have not previously paid cash dividends on our common stock and . . . .," page 28

44. Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state that readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable

Use of Proceeds, page 30

45. Please disclose the approximate amount and timing of the proceeds you plan to use for the purposes you list in this section, including how much you anticipate spending of each of your leading product candidates. Please also indicate where in the drug development process you expect to be after the expenditure of these proceeds.

46. Please describe which "general corporate purposes" you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

Management's Discussion and Analysis of Financial Condition, page 36

47. We note your disclosure of the results of your preclinical and clinical trials throughout this section and in your Business section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

48. Disclose what effect the cancellation of the development and license agreement with Incyte will have on your results of operations and cash flows, if any.

49. Please revise to describe any known or anticipated trends. For example:

- You state on page 13 that you expect your rate of spending will increase as a result of the increased costs and expenses associated with preclinical and clinical development; and
- If you expect to pay/receive a milestone payment, disclose the triggering event and quantify the payment.

Overview, page 36

Research and Development Expenses, page 38

50.   Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please disclose the following information for each of your major research and development projects:

     a. The current status of the project;

     b. The costs incurred during each period presented and to date on the project;

     c. The nature, timing and estimated costs of the efforts necessary to complete the project;

     d. The anticipated completion dates;

     e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

     f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Critical Accounting Policies and Estimates, page 44

Stock-based Compensation, page 45

51.   In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

     a. The date of the transaction;

     b. The number of shares/options issued/granted;

     c. The exercise price or per share amount paid;

     d. Management's fair market value per share estimate and how the estimate was made;

     e. The identity of the recipient, indicating if the recipient was a related party;

     g. Nature and terms of concurrent transactions; and,

     h. The amount of any compensation or interest expense element including the effect on issuances accounted for under the guidance of APB 28.

Progressively bridge your fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Obligations and Commitments, page 43

52.   Please revise your table to include your obligations to make milestone payments under the agreement with RFS Pharma as described on page 64. Also include a better discussion of the events that will result in these milestone payments.

Business, page 47

53. We note that many of your clinical trials were conducted in foreign countries and that many were conducted by other parties. Please revise to clarify the extent to which the FDA will allow you to rely on the results of these trials in support of a new drug application. If the FDA requires that you perform additional testing or is likely to disregard any of these studies, please revise to disclose.

54. If you intend to seek regulatory approval for your product candidates in any jurisdictions other than the United States, please revise to disclose this information.

Overview, page 47

55. You indicate that Bukwang recently completed Study 303. Please specify when it was completed.

56. Please clarify what you mean by "treatment-naïve patients" the first time such term is used. We note you have defined the term later in this section on page 50.

Clevudine, page 54

57. We note that the P value is provided in the graph materials you include in this section. Please disclose in the text of this section the degree of statistical significance or the P value illustrated in the graph. Additionally, please explain what the P value measures.

Racivir, page 57

58. We note your disclosure in this section where you refer to Phase 1b/2a trials. Please tell us whether your 1b/2a clinical trial meets all the criteria of a Phase 2

clinical trial. If it does not, then please revise to characterize the trial as a Phase 1 trial.

59. Please expand your disclosure regarding the Phase I clinical trial results for your Racivir drug candidate to state whether the results have been subject to any type of statistical analysis and, if so, whether the results of the trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed.

Bukwang Pharm. Co. Ltd., page 60

60. You indicate that the license you received from Bukwang may be sublicensed in certain circumstances. Please clarify the certain circumstances under which the license can be sublicensed.

61. Please also disclose all payments you have made to date to Bukwang. Please also indicate if you are required to make any annual license fee payment, and if the amount is material, please also disclose the license fee amount.

62. We note your statement that the agreement with Bukwang will terminate once there are no longer any royalty obligations. Please revise to disclose when the royalty obligations terminate.

University of Georgia Research Foundation, Inc. and Yale University, page 61

63. Please indicate when your agreement with UGARF and Yale ends, and if there are any renewal provisions.

64. Please indicate how much you paid, if anything, to UGARF and Yale for entering into the memorandum of understanding. Please also indicate if you are required to pay UGARF or Yale any additional amounts under the memorandum. If so, please disclose the amount if such amount is material.

Hoffmann-La Roche, Inc., page 61

65. Please clarify what you mean by certain co-promotion rights in the United States.

66. Please provide us with the exercise price of the warrants and also indicate when these warrants expire.

67. If you have received any payments, in addition to the $0.0 million up-front payment, revise to quantify all payments received to date.

68. Disclose when the royalty or payment obligations terminate.

Emory University, page 62

69. You indicate that your agreement with Emory will expire upon the agreement of all licensed patents related to the DFC and Racivir drugs. Please disclose when the last of the patents for each of these drugs you will expire.

70. Disclose the value of the shares issues to Emory on December 30, 1998, December 8, 1998 and the subsequent issuance disclosed in the fourth paragraph.

Apath, LLC, page 63

71. Please disclose the payments you made to date to Apath, including the one-time sublicense fee and an annual maintenance fee.

72. Please disclose the amount of the annual license fee that you are obligated to pay. Also consider the need to include this obligation in your "Obligations and Commitments" table on page 43.

73. Please also disclose when the last-to-expire US patent in the licensed patent rights will expire.

74. Identify your product candidate that is dependent on this agreement.

Primagen, page 64

75. Please disclose all payments received to date, including the up-front fee, the patent and research discovery fee and any royalty payments.

76. Please disclose the termination date of this agreement as well as any termination provisions.

RFS Pharma LLC, page 64

77. Please disclose the termination date of this agreement.

78. We note your disclose of the upfront payment amount. Please disclose all payments you have made to date under this agreement.

79. Please specify under what circumstances you will reimburse expenses to RFS Pharma.

80. You indicate that Dr. Raymond Schinazi is a related party of Pharmasset. Please indicate in what way he is a related party.

Facilities, page 78

    81. Please disclose when your lease agreement ends and the annual payments required under it.

Management, page 79

    82. Please revise this section to include the business experience of Michael Inouye from April 2005 to present. If he retired after his tenure at Gilead Sciences, please so state.

Director Compensation, page 86

    83. Please disclose the exercise price of the options granted to each of the directors listed in this section.

Employment Agreements, page 89

    84. Please disclose the exercise price of the options granted to Messrs. Price and Meester.

Change in Control Severance Agreements, page 92

    85. You indicate that your employees have entered into change in control agreements. Please clarify which employees have entered into these agreements.

Preferred Stock Issuances, page 97

    86. Please disclose the expiration date of the Series D-1 warrants.

Settlement Agreement and Mutual General Release, page 98

    87. You indicate that you settled a disagreement that arose between one of your founders, Dr. Schinazi and your company related to "several issues." Please describe these issues and his claims.

Change in Independent Registered Public Accounting Firm, page 119

88. Please revise this discussion explicitly cover the interim period from the date of the last audited financial statements to March 10, 2005, the date of resignation. See Item 304(a)(1)(IV) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Financial Statements

General

89.   Please revise your financial statements to include updated financial information through March 31, 2006.

Consolidated Statements of Operations, page F-5

90.   Please revise your presentation her to limit the pro forma EPS information to the most recent fiscal year end and the most recent interim period. This applies to all portions of the document where pro forma EPS information is provided.

Notes to the Financial Statements, page F-10

2. Summary of Significant Accounting Policies, page F-10

Stock-Based Compensation, page F-13

91.   Please tell us how you determined the volatility for the periods presented, and why the expected volatility has decreased since 2003.

5. Comprehensive Net Loss, page F-18

92.   Please revise your financial statements to include your disclosure of these amounts within one of your base financial statements. Refer to paragraph 22 of SFAS 130.

9. Redeemable Stock and Stockholders' (Deficit) Equity, page F-22

Series R-1 Warrants, page F-25

93.   Please provide to us your calculation used to determine the carrying amount of these warrants along with a better discussion of how you accounted for these upon issuance and at each reporting date.

Redeemable Common Stock, page F-25

94.   Please disclose how you determined the fair market value at which to carry these redeemable common shares.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibits

95. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

96. Please revise your exhibit table to include a footnote about your confidential treatment request to state that portions of the exhibits have been omitted pursuant to a confidential treatment request and that this information has been filed or will be filed separately with the Commission.

Signature Page

97. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Danielle Carbone, Esq.
        Sherman & Sterling LLP
        599 Lexington Avenue
        New York, NY 10022